

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 24, 2009

Dr. Mohd Aslami
Chief Executive Officer
US SolarTech, Inc.
680 N. Main Street, C-2
Wolfeboro, NH 03894

   Re: **US SolarTech, Inc.**
     Amendment No. 3 to Registration Statement on Form S-1
     Filed September 10, 2009
     File No. 333-157805

Dear Dr. Aslami:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. We note your responses to prior comments 7 and 9. Please delete the reference in footnote 1 to shares issuable upon exercise of warrants and conversion of preferred stock. Delete the references in the second paragraph of the prospectus cover page and pages 4 and 22 to proceeds from the exercise of warrants.

The Offering, page 4

2.   Please reconcile the reference to 15,075,292 shares of common stock outstanding after the offering with the disclosure on page 4 of 12,915,735 shares outstanding combined with shares issuable upon exercise of options and warrants and upon conversion of preferred stock and on amounts owed to the executive officers.

The success of our business depends on the continuing efforts of key personnel, page 5

3.   We note your response to prior comment 6. Please reconcile the reference on page 5 to July 1, 2020 with the reference to July 1, 2010 in section 2 of exhibit 10.10.

Principal Stockholders, page 48

4.   Regarding your response to prior comment 19:

- Reconcile footnote 5 on page 49 that Sheila Newth holds voting and investment power over shares of your common stock held by the Kabul Foundation with footnote 7 on page 49 that voting and dispositive power over the shares of your common stock held by the Kabul Foundation are held by a board of directors. Reconcile the similar disclosure in footnotes 2 and 4 on page 54; and
- Revise footnote 7 on page 49 to disclose the natural person or persons who have voting and/or investment power for the shares held by Ariana, Inc. Revise footnote 2 on page 54 to provide similar disclosure.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Burton at (202) 551-3626 or Kevin Vaughn, Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

                                                Sincerely,

                                                Peggy Fisher
                                                Assistant Director

cc (via fax): Daniel E. Baron, Esq.